Exhibit 2 to 6-K dated April, 2002.

                            TRIBAND ENTERPRISE CORP.
                                 (THE "COMPANY")
                                APRIL 17TH, 2002
                                  NEWS RELEASE
                                CDNX SYMBOL: TRD
                               OTCBB SYMBOL: TRDBF

Triband Enterprise Corp., wishes to provide an update on the activities of the Company.

In August, 2001, the company completed a name change from Triband Resource Corporation to Triband Enterprise Corp., and a consolidation of its share capital on a five old for one new basis. The Company completed a non-brokered private placement of 1,350,000 units at $0.10 per unit. The Company also issued 475,284 common shares at $0.10 per share, in exchange for debts owed by the Company in October of 2001.

In February, 2002, the Company cancelled all previously existing stock options and issued 505,000 incentive stock options to directors, officers, employees and consultants at $0.17 per share.

At present there are 5,632,568 shares issued and outstanding and 6,457,568 shares issued on a fully diluted basis.

Triband is currently exploring it's Lewis gold project, consisting of about 780 acres of patented and un-patented mining claims located in the Battle Mountain Mineral Belt of north-central Nevada. The project is located about five miles northwest of the Hilltop gold deposit and 7 miles southeast of the Fortitude gold deposit.

Considerable exploration has been carried out in the Lewis district in the past, and two deposits of low grade gold mineralization have been investigated in adjoining properties. Triband's work has identified two gold soil anomalies in previously untested ground. Currently Triband is reviewing recently acquired district exploration data for the purpose of designing a drill program to test these anomalies.

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Triband continues to seek further exploration opportunities in North and Central
America and thanks its shareholders for their continued support.

ON BEHALF OF THE BOARD
"Gary Freeman",
President

             THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR
        DISAPPROVED, NOR DOES IT TAKE ANY RESPONSIBILITY FOR THE CONTENTS
                              OF THIS NEWS RELEASE.

For further information, contact Gary Freeman at the Company: (604) 331-0096